June 1, 2018

VIA EDGAR

Jay Williamson, Senior Counsel

Sheila Stout, Staff Accountant

Division of Investment Management

U.S. SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, DC 20549

Re:	Monroe Capital Corporation Post-Effective Amendment No. 4 to Registration Statement on Form N-2 (File No. 333-216665)

Ladies and Gentlemen:

On behalf of Monroe Capital Corporation (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby respectfully request acceleration of the effective date of the above-referenced Registration Statement so that such Registration Statement may be declared effective by 4:30 p.m. Eastern Time on Friday, June 1, 2018, or as soon thereafter as is practicable.

Should you have any questions concerning this request, please contact me at (312) 523-2363 or our counsel, Jonathan H. Talcott at Nelson Mullins Riley & Scarborough LLP at (202) 689-2806.

Sincerely,

MONROE CAPITAL CORPORATION

By:	/s/ Aaron D. Peck
Name:	Aaron D. Peck
Title:	Chief Financial Officer